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                          June 14, 2024

       Carl Firth
       Chief Executive Officer
       ASLAN Pharmaceuticals Limited
       3 Temasek Avenue
       Level 18 Centennial Tower
       Singapore 039190

                                                        Re: ASLAN
Pharmaceuticals Limited
                                                            Registration
Statement on Form F-3
                                                            Filed June 12, 2024
                                                            File No. 333-280145

       Dear Carl Firth:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Carlos Ramirez